Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

We are an emerging high-technology company providing a wide range of services to our corporate and individual members, including marketing data, technology and solutions for insurance companies and emergency rescue services in China. Our mission is to make it easier, safer and more efficient for our clients to obtain and process the data of their target customers.

We primarily address the large unmet demand for marketing-related data for clients such as insurance companies, financial institutions, medical institutions, healthcare providers and other service providers in the emergency rescue services industry by creating a SOS cloud emergency rescue service software as a service (SaaS) platform.

Our Products and Services

As of June 30, 2021, SOS focuses on six product and service lines including insurance marketing, telecom call center, bank card call center, SaaS services, cryptocurrency mining and commodity trading. Insurance marketing represents 7.23% of our total revenues, and the remaining consists of 0.18% from our telecom call center, 0.15% from our bankcard call center, 0.14% from our SaaS services, 8.2% from our cryptocurrency mining operations and 84.11% from our commodity trading. Revenue from rescue services is included in insurance marketing as a value-added to customers, which makes up approximately 30% of the insurance marketing revenue.

Insurance Marketing

We purchase data from our suppliers, including Shandong Shubao IT Ltd., Jiangxi Chacha IT Ltd. and Liaoning Tianzheng Ltd. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable information on market opportunities within the large amounts of data we collect, which helps us to provide our clients with data point recommendations.

Our strong data mining capabilities lay a solid foundation for the solutions to our clients, which we believe differentiate us from many other competitors in the same market. We have an experienced team of data experts in this field and we have a well-established data infrastructure system, ranging from mining, to warehousing, processing and distribution.

We currently only possess an insurance agent license for operations within Inner Mongolia, China. As such, as of the date of this report, our revenues are mainly generated through various agents of other insurance companies. We primarily work with two agents, Beijing Sense Time  Information Technology Co., Ltd. (“BSIT”), which generates the majority of our insurance marketing revenues, as well as Beijing Ruijing Hangbao Insurance Agency Ltd

Insurance companies such as People’s Insurance Company (Group) of China, Ltd. (“PICC”), or Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) will request shortlists from these insurance agents. The insurance agents will then subcontract the task to various vendors such as SOS, and SOS will collect raw data from third parties or from its own data warehouse and utilize its data mining and analytics technologies to process the data, creating a shortlist and selling it to the agents. The agents will then provide the list to insurance companies. We charge information service fees from these insurance agents based on the amount of insurance policy orders placed by insurance companies through these agents. Our service model is represented by the following diagram:

Telecom Call Center

SOS is contracted with China Mobile as its outsourced service center and operates the 10086 hot-line for the Hebei Province, charging China Mobile by customer call-in time.

Bank Card Call Center

SOS also operates a promotional center for Guangdong Bank of Development and charges by the number of successfully registered accounts.

SaaS Services

The three major SaaS offerings by SOS are as follows:

●	basic cloud system (Medical Rescue Card, Auto Rescue Card, Financial Rescue Card and Life Rescue Card)

●	cooperative cloud system (information rescue center, intelligent big data, intelligent software and hardware)

●	information cloud system (Information Today and E-commerce Today)

SOS provides warehouse access to insurance companies, financial institution and medical institutions etc., and generates revenues through a monthly subscription fee.

Cryptocurrency Mining

In February 2021, we launched our cryptomining business, and aim to start infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies.

We currently generate revenues by selling cryptocurrencies allocated from our cryptocurrency-mining pools and anticipate renting out hash power to third parties. The value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

Commodity Trading

Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd, We facilitate trading of commodity including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Components of Our Results Of Operation

Revenue

Revenue is derived from providing services to our customers including insurance marketing, telecom call center, bank card call center, SaaS services, commodity trading and cryptocurrency mining. Key factors that affect our future revenue growth include our introduction to new lines of services, our penetration in new territories and international expansion and the pandemic impact. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed, or products have been delivered together with transfer of title from a seller to a buyer.

Operating costs and gross profit

Our major operating costs are purchase costs of data from information suppliers, offline and online data collection for insurance marketing, air-time phone bills for our call center business, hardware and software operating costs for our SaaS platform and cryptocurrency mining, costs of goods sold and warehouse rental for commodity trading business.

We calculate our gross profit as revenue less operating costs. Our gross profits have been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customers, market price fluctuation and local government policy towards cryptocurrency.

General and administrative expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. SOS Information Technology Co., Ltd with significant insurance marketing services is a qualified high-tech enterprise and as such can benefit from a discounted corporate income tax rate of 15%, while all of our other domestic legal entities have 25% corporate tax rate.

Results from Operations

Six months ended June 30, 2021 compared to June 30, 2020

Revenue

Net revenue for the period ended June 30, 2021 was $184.5 million, representing an increase of 17 times compared to the net revenue for the period ended June 30, 2020. During the same period, gross profit improved to $17.2 million from $0.08 million and gross margin increased to 8.0% from 0.8%, respectively. The robust growth in our revenue demonstrates the effectiveness and strong execution of the Company’s strategy, mainly rapid market expansion from regional to a national basis, and the addition of our cryptomining and commodity trading operations, both of which take advantage of our blockchain expertise.

Unaudited interim condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-20	30-Jun-21
	US$	US$
Revenue	9,917	184,489
Business taxes and surcharges	(8)	(11)
Net revenue	9,909	184,479
Operating costs	(9,830)	(167,238)
Gross profit	79	17,240
Gross margin	0.8%	9.3%

As of June 30, 2021, SOS focuses on six product lines and services, including insurance marketing, telecom call center, bankcard call center, SaaS services, cryptocurrency mining and commodity trading. Insurance marketing represents 7.23% of our total revenues, and the remaining consists of 0.18% from our telecom call center, 0.15% from our bankcard call center, 0.14% from our SaaS services, 8.2% from our cryptocurrency mining operations and 84.11% from our commodity trading.

Product lines	US$“000”	Percentage
Insurance Marketing	13,338	7.23%
Cyptocurrency Mining	15,126	8.20%
Telecom Call Center	324	0.18%
Bank Call Center	278	0.15%
SaaS	253	0.14%
Commodity Trading	155,170	84.11%
Total	184,489	100%

We have begun generating revenue from our cryptocurrency mining operations since February 2021. We have mined an aggregate of 132.1 units of BTC and 1,853.1 units of ETH as of June 30, 2021 from our mining pools as compared to 42.2 units of BTC and 916.9 units of ETH as of March 31, 2021, which represents a 213% increase in BTC and 102% increase in ETH. There are three major reasons which explain why production output increased: (i) The first quarter of 2021 is a short quarter for production as it took approximately the first two months of the year to set up our first batch of mining rigs, and we only began to generate revenue from the end of February 2021; (ii) We increased our hash rates as more rigs were installed; and (iii) The Chinese government’s announcement on the ban of certain types of cryptocurrency mining in mainland China only came into effect at the end of June, 2021, which made minimal impact on our operating results for the second quarter of 2021.

Operating Costs and Expenses

Operating costs were $167.2 million for the period ended June 30, 2021, representing an increase of approximately 17 times compared to operating costs of $9.8 million for the period ended June 30, 2020. The increase in operating costs and expenses includes data acquisition costs for our insurance marketing business, landline telephone expenses for call centers, maintenance expense and hardware depreciation for our cryptocurrency mining rigs, and costs of goods sold for commodity trading.

General and Administrative Expenses

General and administrative expenses were $37.4 million for the period ended June 30, 2021, representing an increase of approximately 14 times compared to general and administrative expenses of $2.7 million for the period ended June 30, 2020. The increase in general and administrative expenses was mainly associated with share-based compensation expenses of $17.9 million and significant increases in legal expenses related to class action lawsuit against the Company and its management. Senior management continues to be compensated primarily through stock.

Operating Loss

Our net loss for the period ended June 30, 2021 was $20.4 million according to GAAP, representing an increase of approximately 2.5 times compared to a net loss of $8.8 million for the period ended June 30, 2020.  The loss resulted from increased expenses related to class action against the Company and its management and share-based compensation expenses. However, overall gross margin which reflects the performance of our operating businesses and excluding the foregoing expenses increased from 0.8% to 7.9% for the periods ended June 30, 2021 and June 30, 2020, respectively, showing improvement in our earning ability.

Income Tax

The Company paid $0.58 million in corporate income tax for the period ended June 30, 2021.

Non-GAAP adjusted loss before income tax expenses was $1.9 million for the period ended June 30, 2021, as compared to $1.3 million loss before income tax expenses for the period ended June 30, 2020. Compared to GAAP results, this loss excludes $17.9 million in share-based compensation.

GAAP net loss attributable to ordinary shareholders was $20.4 million for the period ended June 30, 2021, as compared to a net loss of $8.8 million for the period ended June 30, 2020.

GAAP EPS was $(0.04) per share for the period ended June 30, 2021, as compared to $(0.17) per share for the period ended June 30, 2020.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents of $185.5 million, compared to $0.61 million for the period ended June 30, 2020.  The net increase in cash flow was mainly financed through registered direct offerings. The Company believes that its cash resources are more than adequate to fund its operations and growth initiatives.

Unaudited condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	30-Jun-20	30-Jun-21
Cash flows from operating activities:
Net (loss)	(8,768)	(20,411)
Adjustments:
Depreciation and amortization	3	5,509
Share-based compensation	737	17,927
Loss on acquisition	5,679	-
Inventory	-	(102,566)
Receivables, prepayments and other assets	(12,393)	(196,620)
Due from related parties	-	(10,183)
Intangible assets		(12,221)
Accrued liabilities	14,678	24
Accounts payable	-	(13,118)
Tax payable	(15)	(6,024)
Other payables		(8,339)
Due to related parties		2,406

Contract liability and lease liability		4,450
Net cash used in operating activities from discontinued opeation	545	-
Net cash used in operating activities	466	(339,165)
Cash flows from investing activities:
Purchase of property, equipment and software	(202)	(34,205)
Disposition of assets P2P	-	3,500
Investment in equity	(593)	-
Net cash used in investing activities	(795)	(30,705)
Cash flows from financing activities:
Proceeds from share issuance	898	551,824
Proceeds from private equity placement		-
Net cash provided by financing activities	898	551,824
Exchange gain/(loss)	-	2,887
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	569	184,841
Cash and cash equivalent at beginning of the period	41	610
Cash and cash equivalent at end of the period	610	185,451

Cash Flow Used In Investing Activities

The Company, through its subsidiaries, SOS Information Technology New York Inc. and China SOS Ltd., purchased BTC and ETH mining equipment for an aggregate cost of approximately $34.2 million.

Financing Activities

The Company received aggregate net proceeds of US$513.1 million from registered direct offerings from December 22, 2020 to March 31, 2021.

Risk Factors Related to the Commodities Trading Business

There is no assurance that we will be able to manage the commodities trading business effectively.

Operating the commodities trading business is a significant challenge and there is no assurance that we will be able to manage the integration successfully. If we are unable to efficiently manage the various business lines, the attention of our management could be diverted and the ability of the management teams at these business units to meet operational and financial expectations could be adversely impacted, which could impair our ability to execute our business plans. Failure to successfully integrate the new commodities trading business or to realize the expected benefits of entry into the business may have an adverse impact on our results of operations and financial condition.

Investment in our new line of business could disrupt the Company’s ongoing business and present risks not originally contemplated.

We have deployed a significant amount of proceeds from our financings in our new commodities business line. New ventures are inherently risky and may not be successful. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, these investments involve certain other risks and uncertainties, including the risks involved with entering new competitive categories or regions, the difficulty in integrating the new business, the challenges in achieving strategic objectives and other benefits expected from our investment, the diversion of our attention and resources from our operations and other initiatives, the potential impairment of acquired assets and liabilities and the performance of underlying products, capabilities or technologies.

We may not be able to ensure the successful implementation of our strategy to diversify our businesses.

We have entered into the commodities trading business. Such initiatives involve various risks including but not limited to the investment costs in establishing a distribution network within the PRC, leasing warehouses, offices and other working capital requirements. There is no assurance that such future plans can be successfully implemented as the successful execution of such future plans will depend on several factors, some of which are not within our control, such as retaining and recruiting qualified and skilled staff, and the continued demand for our trading services by our customers. Failure to implement any part of our future plans or executing such plan costs effectively, may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, which may, in turn, adversely affect our business and financial results.

We derive a substantial portion of our revenue and profits from our commodity trading from a small number of clients, and adverse industry trends or the loss of one or more of any of those clients could significantly damage our business.

We derive a substantial portion of our revenue from our commodity trading to a small number of clients. The loss of a significant amount of business or program with any key client could cause our revenue and or profits to decline and our financial results could suffer. In general, we do not have any agreements which obligate any client to buy a minimum amount of commodity from us, or to designate us as its sole supplier of any particular commodity. If any of our key clients fail to respond successfully to market shifts, we would be adversely affected. There can be no assurance that our revenue and or profits from key clients will not decline in future periods.